BERKLEY RESOURCES INC.

400 - 455 Granville Street
Vancouver, BC
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

January 12, 2005                                                                                                                                                                                                                                      Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTC PK (US)

PRESS RELEASE

Berkley Resources Inc. (the “Company”) announces that its winter drilling program is proceeding on schedule.

In the Senex area of north central Alberta, the Company has participated for its 20% share in drilling four additional wells in November and December 2005. Two wells have been completed as potential gas wells and two as producing oil wells. Additional oil targets are being licensed for drilling in the first quarter 2006. Also during this same period, the 3-D seismic program conducted in January 2005 will be expanded to include other areas which are interpreted to hold promise in one or more of the zones already productive in existing joint interest wells. The new seismic is projected to cost approximately $2.7 million with the Company’s 20% share estimated at $540,000.

The Sturgeon Lake test well “Intrepid et al Stur Lks 7-34-70-24 W5M” was spud on November 8, 2005 and drilled on budget to its targeted directional depth of 10,114 feet (8,924 feet true vertical). The test well did not find oil or gas in commercial quantities and was abandoned. The drilling rig was released from contract on December 8, 2005. Post-drilling evaluation is underway; however it appears unlikely that further drilling will be warranted on this project.

Licensing of the Crossfield West Area test well is continuing on schedule. The Company holds 35% interest in this natural gas project which it expects will be drill-ready during the second quarter 2006.

Financial

Please see the Company’s Press Release dated January 6, 2006 reporting that it has successfully raised in a non-brokered private placement a total of $3,839,380 by issuing 3,629,978 flow-through shares and 636,000 non flow-through shares. See Press Release for details.

On behalf of the Board of Directors of Berkley Resources Inc.

“Lindsay E. Gorrill”

Lindsay E. Gorrill, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.